FORM 253G2

Post-Qualification Offering Circular Supplement No. 1

To the Offering Circular dated August 11, 2022,

Qualified on September 13, 2022

For

McGinley Orthopaedic Innovations, Inc.

A Wyoming Corporation

May 24, 2023

EXPLANATORY NOTE

This Post-Qualification Offering Circular Supplement No. 1 dated May 24, 2023 to the Offering Circular dated August 11, 2022 and qualified by the Commission on September 13, 2022 (the “Supplement”) supplements the Offering Circular of McGinley Orthopaedic Innovations, Inc. (the “Company,” “We,” “Us,” or “Our”) as supplemented and amended form time to time (the “Offering Circular”), to add, update, and/or replace information contained in the Offering Circular as expressly set forth herein.

The Offering Circular is referred to herein as the “Qualified Offering.” This Supplement incorporates by reference all of the information contained in Part II of the Qualified Offering and should be read in conjunction with the Qualified Offering; as such, the Supplement is part of the Qualified Offering and is combined with the Qualified Offering. Please note that any statement that We make in this Supplement (or have made in the Qualified Offering) will be modified or superseded by any inconsistent statement expressly made by Us in a subsequent offering circular supplement or post-qualification amendment. Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The Purpose of this Supplement is to provide updated disclosure regarding the following:

•	Change in the price per share of Company Common Stock to $5.50 effective June 1, 2023.
•	Change in the minimum investment per investor to $1000 effective June 1, 2023.